SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 22nd May 2007
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Press release
Telenor seeks to be delisted from NASDAQ
Telenor ASA Announces Intent to Delist from The NASDAQ Stock Market and to Deregister and Terminate its Reporting Obligations under the U.S. Securities Exchange Act of 1934
Oslo, Norway, May 22, 2007 — Telenor ASA (OSE: TEL; NASDAQ: TELN) announced today that it will delist its American Depositary Shares (the “ADSs”), each representing the right to receive three (3) ordinary shares of six Norwegian Kroner each of Telenor, from The NASDAQ Stock Market and, pursuant to the newly-adopted Rule 12h-6(a) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), deregister and terminate Telenor’s reporting obligations under Sections 13(a) and 15(d) of Exchange Act. Telenor’s ordinary shares will continue to trade on the Oslo Stock Exchange.
Telenor’s board of directors authorized this action based on its assessment that continued compliance with the reporting requirements under the Exchange Act are expensive and burdensome for the company and such costs outweigh the benefits of maintaining a U.S. listing. All investors in the ordinary shares and ADSs of Telenor are accorded protection by Telenor’s continued compliance with the rules of the Oslo Stock Exchange and other Norwegian regulations.
Telenor’s intention to delist from the NASDAQ does not imply a reduced focus on the company’s international shareholders or a reduced focus on its international or U.S. markets. Telenor intends to continue its strong focus on corporate governance, transparency and internal controls subsequent to the delisting.
Telenor intends to file a Form 15F with the U.S. Securities and Exchange Commission to deregister and terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act as soon as practicable following the effectiveness of delisting, which is expected to occur on or around June 11, 2007. The deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by Telenor. Telenor reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.
Telenor has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ordinary shares in a quotation medium in the United States.
Telenor intends to maintain its American Depositary Receipt (ADR) facility relating to the ADSs with JPMorgan Chase Bank, N.A. and intends to amend its Deposit Agreement with JPMorgan Chase Bank, N.A. to reflect its deregistration. The ADSs will trade over-the-counter (OTC) in the United States.
Contact:
Scott Engebrigtsen, Corporate Communications,
tel: +47 900 43 484, email: scott.engebrigtsen@telenor.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/ Trond Westlie
Name:	Trond Westlie
(sign.)
Title:	CFO
Date: 22nd May, 2007